EXHIBIT 99.1

May 26, 2022 | VANCOUVER, BC

Sandstorm Gold Royalties and Equinox Gold Launch Sandbox Royalties: A Diversified Metals Royalty Company

Sandstorm Gold Ltd. (“Sandstorm Gold Royalties” or “Sandstorm”) (NYSE: SAND, TSX: SSL) and Equinox Gold Corp. (“Equinox Gold”) (TSX: EQX, NYSE American: EQX) are pleased to announce the creation of Sandbox Royalties Corp. (“Sandbox Royalties” or “Sandbox”), a new diversified metals royalty company. Equinox Gold and Sandstorm have each entered into definitive purchase and sale agreements (the “Definitive Agreements”) with Rosedale Resources Ltd. (“Rosedale”) whereby Rosedale will acquire a portfolio of royalties from Equinox Gold for consideration of $28.4 million in common shares of Rosedale and from Sandstorm for consideration of $65 million comprising $32.1 million in common shares of Rosedale and $32.9 million in a promissory note convertible into common shares of Rosedale (collectively, the “Transaction”). Upon closing, Rosedale intends to change its corporate name to Sandbox Royalties Corp. In this press release, Rosedale is used to refer to the company before closing and Sandbox is used to refer to the company after closing. All dollar figures are in US dollars unless otherwise stated.

Sandbox Highlights

•	A new, well-funded and diversified metals royalty company: Sandbox will have exposure to a range of resource royalties including gold, silver, copper, zinc, graphite and uranium, immediate cash flow from producing royalties, a strong treasury and significant leverage to strengthening metal prices and resource growth.
•	Top mining jurisdictions: Sandbox’s royalty portfolio assets are primarily located in mining-friendly jurisdictions in the Americas and Europe.

•	Experienced management: Sandbox will be led by Greg Smith as President and Chief Executive Officer, Marcel de Groot as Chair of the board, Victoria McMillan as Chief Financial Officer, and Craig Rollins as General Counsel.
•	Supportive shareholders: Sandstorm and Equinox Gold will hold a 34% and 30% basic interest, respectively, in Sandbox, providing the opportunity to participate in and facilitate future growth of Sandbox.

Nolan Watson, President & CEO of Sandstorm, commented: “Over the last several months, Sandstorm has been actively working on finding unique and strategic ways to unlock value for our shareholders. With the creation of Sandbox, a diversified royalty company, we are taking royalties that don’t currently receive their warranted value within Sandstorm’s existing portfolio and surfacing their value so that our shareholders can benefit now. Sandbox Royalties will join our growing list of strategic partners, with which we can team up on future transactions and garner the most value across a broad spectrum of royalties in terms of size and metal type.”

Christian Milau, CEO of Equinox Gold, commented: “Equinox Gold has surfaced tremendous value as a significant and supportive shareholder of Solaris Resources and i-80 Gold, our previous spin-out companies, and intends to continue that track record with Sandbox Royalties. Greg Smith will be an exceptional leader for Sandbox Royalties. His industry knowledge and corporate development skills have been integral to Equinox Gold’s growth and success over the last five years. Greg will continue to represent Equinox Gold on the boards of Solaris Resources and i-80 Gold and will transition from President of Equinox Gold to assume the new role of President and CEO of Sandbox Royalties. We look forward to working closely with him as a supportive partner in this new venture.”

Ross Beaty, Chairman of Equinox Gold, commented: “Sandbox Royalties will create immediate and future value for Equinox Gold from our portfolio of royalties and will continue our close relationship with Sandstorm. Greg Smith will focus on building Sandbox Royalties while Equinox Gold slows its M&A activities to focus on developing our peer-leading internal growth pipeline including our new Santa Luz gold mine in Brazil, which is ramping up to commercial production, our large expansion projects at Los Filos, Aurizona and Castle Mountain, and our major in-construction gold mine at Greenstone.”

Sandbox Portfolio

On closing of the Transaction, Sandbox will hold a portfolio of 23 metals royalties across a range of assets and jurisdictions, including the existing royalties held by Rosedale. The royalties acquired from Sandstorm and Equinox Gold will contribute meaningful portfolio diversification through several producing and development stage assets.

Sandstorm Portfolio

Royalties to be acquired from Sandstorm (the “Sandstorm Portfolio”) include:

•	Hackett River: 2.0% net smelter return (“NSR”) royalty on the Hackett River silver-zinc-copper development project in Nunavut, Canada owned by Glencore plc;
•	Prairie Creek: 1.2% NSR royalty on the Prairie Creek zinc-silver-lead development project in the Northwest Territories, Canada owned by NorZinc Ltd.;
•	Vittangi: 1.0% NSR royalty on the Vittangi graphite development project in Sweden owned by Talga Group Ltd.;
•	Mason: 0.4% NSR royalty on the Mason copper-gold development project in Nevada, USA owned by Hudbay Minerals Inc.; and
•	Converse: 1.0% NSR royalty on the Converse gold development project in Nevada, USA owned by Waterton Global Resource Management LP.

The Sandstorm Portfolio also includes 1.0% NSR royalties on a portion of the Ajax copper-gold project in British Columbia, the Buffelsfontein gold project in South Africa and the Cuiu Cuiu gold project in Brazil, and a 2.0% NSR royalty on the Wiluna uranium project in Australia.

Equinox Gold Portfolio

Royalties to be acquired from Equinox Gold (the “Equinox Gold Portfolio”) include:

•	Mercedes: 2.0% NSR royalty on the producing Mercedes gold mine in Sonora, Mexico owned by Bear Creek Mining Corporation;
•	Pilar: 1.0% NSR royalty on the producing Pilar gold mine in Goiás, Brazil owned by Pilar Gold Inc.; and
•	Cuiu Cuiu: 0.5% NSR royalty on the Cuiu Cuiu gold project in Pará, Brazil owned by Cabral Gold Inc.

In addition, the Equinox Gold Portfolio includes a C$3 million note receivable from a subsidiary of Gold Mountain Mining Corp. due in full in May 2023, and C$3 million in cash.

Transaction Details

Under the terms of the Definitive Agreements, Rosedale will acquire (a) the Sandstorm Portfolio for $65 million comprising 58.9 million common shares of Rosedale at a price of C$0.70 per share and a $32.9 million 10-year secured convertible promissory note, and (b) the Equinox Gold Portfolio for $28.4 million payable in 51.9 million common shares of Rosedale at a price of C$0.70 per share.

Post-completion of the Transaction, Sandbox intends to seek a public listing on a Canadian stock exchange. Listing of Sandbox is subject to approval of the applicable stock exchange. There is no guarantee that Sandbox will receive approval for such listing.

In connection with the Transaction, Rosedale will undertake a non-brokered private placement financing of common shares of Rosedale at C$0.70 per share for minimum gross proceeds of C$5 million (the “Financing”) with such Financing expected to close concurrently with the Transaction. Proceeds from the Financing will be used for the acquisition of additional royalties and streams and for general corporate purposes.

Before considering the Financing, on closing of the Transaction, Sandbox will have 173.1 million shares outstanding with Sandstorm holding a 34% basic interest in Sandbox and Equinox Gold holding a 30% basic interest in Sandbox. Each of Sandstorm and Equinox Gold will enter into an investor rights agreement with Sandbox providing for, among other things, customary anti-dilution provisions and board representation rights.

The Transaction and the Financing are expected to be completed by the end of June 2022 or such other date as the parties may agree, and closing will be subject to customary approvals and closing conditions.

CONTACT Information

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

ERFAN KAZEMI	KIM BERGEN
CHIEF FINANCIAL OFFICER	CAPITAL MARKETS
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. After the closing of the transactions announced on May 2, 2022, Sandstorm will have acquired a portfolio of more than 250 royalties, of which 39 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

ABOUT EQUINOX GOLD

Equinox Gold is a Canadian mining company operating entirely in the Americas, with six operating gold mines, a mine in commissioning, and a clear path to achieve more than one million ounces of annual gold production from a pipeline of development and expansion projects. Equinox Gold’s common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold’s portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

EQUINOX GOLD CONTACTS
Christian Milau, Chief Executive Officer
Rhylin Bailie, Vice President Investor Relations
Tel: +1 604-558-0560
Email: ir@equinoxgold.com

ABOUT ROSEDALE RESOURCES

Rosedale Resources is a private Canadian metals royalty company holding a diverse portfolio of 11 exploration and development stage royalties on assets in Peru, Africa and Asia, a portfolio of public company shares in exploration-stage Canadian mining companies and a treasury of CAD$7.4 million.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

For United States reporting purposes, the United States Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, “inferred mineral resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements include, but are not limited to, the expectations of Equinox Gold and Sandstorm regarding the completion of the Transaction, the ability of Equinox Gold and Sandstorm to work productively with each other and Sandbox; the successful completion of the Financing; the ability of Sandbox to obtain listing approval; and the respective abilities of Equinox Gold and Sandstorm to realize a benefit from their investments in Sandbox. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in the Company’s annual report for the financial year ended December 31, 2021 and the section entitled “Risk Factors” contained in the Company’s annual information form dated March 31, 2022 available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.